                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-39273

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 7, 1997)

                                  $500,000,000

[ASSOCIATES LOGO]

               $300,000,000 5 7/8% SENIOR NOTES DUE MAY 16, 2001
                $200,000,000 6.20% SENIOR NOTES DUE MAY 16, 2005
                            ------------------------
     Interest on the 5 7/8% Senior Notes due May 16, 2001 (the "2001 Notes") and the 6.20% Senior Notes due May 16, 2005 (the "2005 Notes"; together with the 2001 Notes, the "Notes") is payable on May 16 and November 16 of each year, commencing November 16, 1998. The Notes will not be redeemable prior to their respective maturities.

     The Notes of each series will be represented by Global Securities registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of the Notes."
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================================
                                           PRICE TO                 UNDERWRITING               PROCEEDS TO
                                          PUBLIC(1)                 DISCOUNT(2)               COMPANY(1)(3)
=================================================================================================================
Per 2001 Note....................            100%                      .283%                     99.717%
-----------------------------------------------------------------------------------------------------------------
Total............................        $300,000,000                 $849,000                 $299,151,000
-----------------------------------------------------------------------------------------------------------------
Per 2005 Note....................            100%                      .522%                     99.478%
-----------------------------------------------------------------------------------------------------------------
Total............................        $200,000,000                $1,044,000                $198,956,000
=================================================================================================================

(1) Plus accrued interest, if any, from May 26, 1998 to date of delivery.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated to be $312,000.
                            ------------------------
     The Notes are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by it, subject to approval of certain legal matters by counsel for the Underwriter. The Underwriter reserves the right to reject orders in whole or in part. It is expected that delivery of the Notes will be made on or about May 26, 1998 through the facilities of the Depositary, against payment therefor in immediately available funds.
                            ------------------------
                              MERRILL LYNCH & CO.
                            ------------------------
            The date of this Prospectus Supplement is May 20, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICES OF THE 2001 NOTES AND THE 2005 NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS, THE PURCHASE OF NOTES TO COVER SHORT POSITIONS IN THE 2001 NOTES AND THE 2005 NOTES MAINTAINED BY THE UNDERWRITER, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the three months ended March 31, 1998, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                              FOR THE THREE
                                                                                                 MONTHS
                                               FOR THE YEAR ENDED DECEMBER 31                ENDED MARCH 31
                                    ----------------------------------------------------   -------------------
                                      1993       1994       1995       1996       1997       1997       1998
                                    --------   --------   --------   --------   --------   --------   --------
                                                           (DOLLAR AMOUNTS IN MILLIONS)        (UNAUDITED)
REVENUE AND EARNINGS
Revenue --
  Finance charges.................  $3,250.7   $3,866.7   $4,805.3   $5,580.3   $6,428.5   $1,517.2   $1,672.2
  Insurance premiums..............     242.2      293.5      325.1      354.8      370.1       87.6       98.2
  Investment and other income.....     196.7      227.7      254.0      286.3      352.5       74.7      117.2
                                    --------   --------   --------   --------   --------   --------   --------
                                     3,689.6    4,387.9    5,384.4    6,221.4    7,151.1    1,679.5    1,887.6
Expenses --
  Interest expense................   1,291.8    1,509.7    1,979.8    2,206.7    2,543.9      584.1      692.2
  Operating expenses..............     979.6    1,191.6    1,417.8    1,603.3    1,842.5      426.6      460.6
  Provision for losses on finance
    receivables...................     468.9      569.9      729.7      963.4    1,195.6      295.6      326.1
  Insurance benefits paid or
    provided......................     114.9      144.1      135.7      142.9      142.1       35.4       41.8
                                    --------   --------   --------   --------   --------   --------   --------
                                     2,855.2    3,415.3    4,263.0    4,916.3    5,724.1    1,341.7    1,520.7
                                    --------   --------   --------   --------   --------   --------   --------
Earnings Before Provision for
  Income Taxes....................     834.4      972.6    1,121.4    1,305.1    1,427.0      337.8      366.9
Provision for Income Taxes........     310.7      369.1      413.3      482.0      524.5      122.4      131.4
                                    --------   --------   --------   --------   --------   --------   --------
Net Earnings......................  $  523.7   $  603.5   $  708.1   $  823.1   $  902.5   $  215.4   $  235.5
                                    ========   ========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed
  Charges(a)......................      1.64       1.64       1.56       1.59       1.56       1.57       1.53
                                         ===        ===        ===        ===        ===        ===        ===

---------------

(a) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes and cumulative effect of changes in accounting principles, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31    MARCH 31
                                                                 1997          1998
                                                              -----------   -----------
                                                                            (UNAUDITED)
                                                                    (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $   294.8     $   472.7
  Investments in Debt and Equity Securities
     Bonds and Notes........................................     1,022.5         967.8
     Stocks.................................................       131.0         360.6
                                                               ---------     ---------
          Total Investments in Debt and Equity Securities...     1,153.5       1,328.4
  Finance Receivables, net of unearned finance income
     Consumer Finance.......................................    31,715.6      31,745.0
     Commercial Finance.....................................    16,138.9      16,082.2
                                                               ---------     ---------
          Total Net Finance Receivables.....................    47,854.5      47,827.2
  Allowance for Losses on Finance Receivables...............    (1,661.9)     (1,694.1)
  Insurance Policy and Claims Reserves......................      (762.4)       (768.9)
  Other Assets..............................................     3,652.6       4,968.2
                                                               ---------     ---------
          Total Assets......................................   $50,531.1     $52,133.5
                                                               =========     =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $17,184.5     $19,529.2
     Bank loans.............................................     1,202.1          50.0
  Long-Term Debt, unsecured due within one year
     Senior.................................................     4,190.5       4,456.0
     Subordinated...........................................          --            --
     Capital................................................         0.1           0.1
  Accounts Payable and Accruals.............................       960.4       1,095.9
  Long-Term Debt, unsecured
     Senior.................................................    20,519.5      20,295.7
     Subordinated...........................................       425.0         425.0
     Capital................................................         0.3           0.3
                                                               ---------     ---------
          Total Long-Term Debt..............................    20,944.8      20,721.0
  Stockholders' Equity......................................     6,048.7       6,281.3
                                                               ---------     ---------
          Total Liabilities and Stockholders' Equity........   $50,531.1     $52,133.5
                                                               =========     =========

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company. The 2001 Notes and 2005 Notes will be issued as separate series under an indenture dated as of November 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank ("Chase"), as Trustee. The 2001 Notes will be limited to $300,000,000 aggregate principal amount and will mature on May 16, 2001. The 2005 Notes will be limited to $200,000,000 aggregate principal amount and will mature on May 16, 2005.

     Each series of Notes will bear interest at the applicable rate per annum shown on the cover page of this Prospectus Supplement from May 26, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on May 16 and November 16 of each year, commencing on November 16, 1998, to the persons in whose names the Notes are registered at the close of business on the May 1 and the November 1, as the case may be, next preceding such Interest Payment Date.

REDEMPTION

     Neither series of Notes is redeemable prior to its maturity.

BOOK-ENTRY SYSTEM

     Upon issuance, each series of Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial

Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes.

Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CONCERNING THE TRUSTEE

     Chase serves as trustee with respect to twenty-six other series of Debt Securities previously issued under the Indenture. In addition, Chase acts as trustee with respect to various debt securities issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank, respectively. Chase acts as depository for funds of, extends credit to, and performs other banking services for, the Company in the normal course of business.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated May 20, 1998, the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase, the entire principal amount of the 2001 Notes and the 2005 Notes.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the 2001 Notes and the 2005 Notes if any of the Notes are purchased.

     The Company has been advised by the Underwriter that it proposes initially to offer the Notes to the public at the respective public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .15% of the principal amount of the 2001 Notes and not in excess of .25% of the principal amount of the 2005 Notes. The Underwriter may allow and such dealers may reallow a discount not in excess of .10% of the principal amount of the 2001 Notes and not in excess of
 .20% of the principal amount of the 2005 Notes to certain other dealers. After the initial public offering of the Notes, the public offering prices, concessions and discounts may be changed.

     Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase the Notes. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the prices of the 2001 Notes or the 2005 Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the 2001 Notes or the 2005 Notes.

     If the Underwriter creates a short position in the 2001 Notes or the 2005 Notes in connection with the offering, i.e., if it sells more of a series of Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing such Notes in the open market. The Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the 2001 Notes or the 2005 Notes sold in the offering may be reclaimed by the Underwriter if such Notes are repurchased by the Underwriter in stabilizing transactions.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the 2001 Notes or the 2005 Notes. In addition, neither the Company nor the Underwriter makes any representation that the

Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has been advised by the Underwriter that it currently intends to make a market in the 2001 Notes and the 2005 Notes, but is not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of any trading market for the 2001 Notes or the 2005 Notes.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriter may be required to make in respect thereof.

======================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                          PAGE
Summary Financial Information...........  S-2
Description of the Notes................  S-4
Underwriting............................  S-6
                  PROSPECTUS
Available Information...................    2
Documents Incorporated by Reference.....    2
The Company.............................    3
Application of Proceeds.................    3
Description of Debt Securities..........    4
Description of Warrants.................    8
Plan of Distribution....................    9
Legal Opinions..........................   10
Experts.................................   10

                          ======================================================
                          ======================================================

                                  $500,000,000

                    [ASSOCIATES CORP. OF NORTH AMERICA LOGO]

                                  $300,000,000
                              5 7/8% SENIOR NOTES
                                DUE MAY 16, 2001

                                  $200,000,000
                               6.20% SENIOR NOTES
                                DUE MAY 16, 2005

                           -------------------------

                             PROSPECTUS SUPPLEMENT
                           -------------------------

                              MERRILL LYNCH & CO.

                                  MAY 20, 1998

======================================================